12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

VIA EDGAR AND FEDERAL EXPRESS

June 17, 2008

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W., Stop 4-5
Washington, D.C. 20549
Mail Stop 7010

RE:	Shumate Industries, Inc.
Form 10-KSB for the fiscal year ended December 31, 2006
Form 10-QSB for the period ended September 30, 2007
File No. 0-30291

Dear Ms. Salik:

Set forth below are the responses of Shumate Industries, Inc., a Delaware corporation (“Shumate”), to the staff’s comments, delivered by way of its letter dated March 13, 2008, numbered in a manner to correspond to the order to which the staff’s comments were delivered. It is our understanding that the intent of the staff’s comments is to assist Shumate with its compliance with the applicable disclosure requirements and to enhance the overall disclosure in Shumate’s future filings.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.	The responses below set forth the supplemental information and the proposed revisions to Shumate’s future filings with respect to those matters subject to the staff’s comments.

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

Financial Statements

General

2.	In future filings, Shumate will provide the disclosures required by paragraph 2 of SFAS 57 for each related party transaction in an additional note in its financial statements.

Note 1 - Description of Business and Summary of Accounting Policies

Revenue Recognition, page F-6

3.	The following response addresses each point to the staff’s comments relating to Shumate’s contractual research and development agreement with At Balance Americas LLC:

a.
In future filings, Shumate will disclose the material terms of the July 2006 contractual research and development agreement with At Balance Americas LLC in the notes to its financial statements in addition to its current disclosures in the “Description of Business” section. It will also provide the disclosures required by paragraph 14 of SFAS 68 in the notes to its financial statements.

b.	SFAS 68 ¶5-11 provides standards for a company to determine the proper accounting and reporting for a research and development arrangement.

i.
¶5: If an enterprise is obligated to repay any of the funds provided…regardless of the outcome of the research and development, then it should account for the potential obligation to repay funds. Shumate’s contract with At Balance does not require or provide for any provisions that would require Shumate to refund any prepayment made by At Balance

ii.
¶6: The transfer of financial risk involved with the research and development must be substantive and genuine. The text of this paragraph includes examples where the transfer is not substantive or genuine when there are circumstances that would require Shumate to repay funds or buy out At Balance’s interest, or Shumate would be required to issue debt and or securities regardless of the outcome of the research and development. Shumate’s contract with At Balance does not contain any provisions for repayment or buyout or requirements to issue debt or securities.

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

iii.
¶7: If the surrounding conditions might indicate that Shumate is likely to bear the risk of failure of the research and development even though the contract does not specifically address repayment, then the obligation must be recorded. There are no verbal or other surrounding conditions that would require Shumate to repay any funds advanced by At Balance.

iv.
¶8: This paragraph provides four examples that would lead to the presumption that Shumate would have an obligation to repay funds advanced by At Balance. The examples include an intent to repay, economic penalties for a failure to repay, a significant related party relationship, or if the research and development were substantially completed prior to entering into the contract. Shumate does not have any intent on repaying any funds advanced pursuant to our contract with At Balance and there are no conditions with would support a severe economic penalty to be charged against us. At Balance is not a related party. Shumate did not begin work on the research and development described in the contract until the contract was fully executed.

v.
¶9: This paragraph addresses the use and/or ownership of the results of the research and development and any potential liability to repay At Balance. Pursuant to the contract, Shumate retains full ownership of any potential intellectual property created by the research and development and that upon successful completion, At Balance is required to enter into a new agreement to license the use of the intellectual property. Therefore no conditions exist in which Shumate would incur a liability to repay At Balance.

vi.
¶10 and ¶11: These paragraphs provide for circumstances supporting the classification of the contract as an obligation to perform contractual services. As addressed above in Item 3(b)(i)-(v), there are no written provisions, verbal arrangements, circumstances, or intent that would require Shumate to repay funds advanced by At Balance. In addition, as Shumate retains full ownership of any intellectual property created as a result of the project and there are no circumstances that would require Shumate to purchase At Balance’s interest in the project.

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

vii.
Conclusion: Shumate’s decision to account for the research and development contract with At Balance as an obligation to perform contractual services is fully supported by the step by step analysis of SFAS 68.

c.
Under the terms of the development agreement, the project is to be completed in multiple phases, each of which is comprised of multiple milestones. At Balance has agreed to pay us our cost estimate for each milestone at the commencement of the work for that milestone. At the end of each phase, the parties must mutually agree to proceed to the next phase. Any payment overages are applied to the next phase. All payments made by At Balance under this development agreement are initially recorded as deferred revenue, and revenue is thereafter recognized as the work for the corresponding milestone is performed and the corresponding costs are incurred and recorded.

In response to the staff’s specific questions:

•
Payments are received before work for the corresponding milestone is conducted. Shumate notes that the term “milestone” is a term used in the agreement to reflect a specific task that is achieved as part of a phase, but does not reflect an event that triggers a contingent payment obligation.

•	Shumate does not receive equal payments over a certain period. The payments received and to be received under the agreement are pre-defined under the agreement.

•	Shumate did receive an up-front payment representing the cost estimate associated with the first milestone of Phase I of the project.

•	Shumate received $400,000 in payments in 2006 and $495,219 in 2007.

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

d.	Please see Item 3(c) above for further clarification of revenue recognition under this development agreement.

Note 7 - Notes Payable - Stillwater National Bank, page F-11

4.
For further clarification, Shumate notes that Stillwater was not a related party under SFAS 57 prior to the October 19, 2005 reorganization. Before the closing of that reorganization, Shumate and Stillwater had reached a verbal understanding in principle that Stillwater would provide additional debt relief to Shumate (in the form of debt reduction) if Shumate were able to successfully raise additional equity capital after the reorganization. Shumate concluded a private placement of equity capital in February 2006, and in accordance with that understanding, Stillwater agreed to amend and restate the term promissory note to effect a $2,000,000 reduction of the principal amount of the note. That documentation was completed on or about March 31, 2006. Thus, even though the actual debt forgiveness occurred in March 2006, the arrangement under which the debt forgiveness took place was made prior to October 2005, when Stillwater was not a related party under SFAS 57, and Shumate recorded this debt forgiveness as income in accordance with FAS 15.

Note 11 - Common Stock, page 13

5.
The overall premise of EITF 00-19 is that any embedded derivative that has the potential of having to be settled in cash, no matter how remote that possibility may be, is not eligible for equity classification. EITF 00-19 stipulates eight criteria that must be met for equity classification that are spelled out in paragraphs 12 - 32. Based on the analysis below, the private offering met all of the criteria and therefore was correctly accounted for as equity.

•
Criteria 1 - The contract permits the company to settle in unregistered shares. The provisions of the private offering allow Shumate to settle the contract in unregistered shares. This decision is fully within the control of Shumate.

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

•
Criteria 2 - The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. The full-ratchet adjustment provisions are subject to Shumate selling their shares at a value less than $1.00. A future issuance of Shumate shares, including an issuance at a value of less than $1.00 per share, is a matter that is within the full control of Shumate. Further, there are no contractual provisions or other instruments issued in connection with the offering that could Shumate to involuntarily issue shares in excess of its authorized shares.

•	Criteria 3 - The contract contains an explicit limit on the number of shares to be delivered in a share settlement. See our response to Criteria 2 above.

•
Criteria 4 - There are no required cash payments to the investor in the event the company fails to make timely filings with the SEC. The provisions of the private offering do not provide for any cash settlement to an investor if the company fails to make timely filings with the SEC.

•
Criteria 5 - There are no required cash payments to the investor if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due. The provisions of the private offering do not provide for any conditions related to the sale of securities at a future date by investors.

•
Criteria 6 - The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. The provisions of the private offering do not provide for any conditions that would result in a cash settlement except for those that are completely within Shumate’s control.

•
Criteria 7 - There are no provisions in the contract that indicate that the investor has rights that rank higher than those of a shareholder of the stock underlying the contract. The provisions of the private offering do not provide for priority position of the investors above existing shareholders. As set forth in ¶29, that a counterparty has normal contract remedies in the event of a typical breach of contract does not preclude equity classification.

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

•	Criteria 8 - There is no requirement in the contract to post collateral at any point or for any reason. The provisions of the private offering do not require Shumate to post collateral.

Please be advised that Shumate has endeavored to respond fully to each of the staff’s comments. We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner. Further, Shumate acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Shumate may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to Shumate’s responses above. You can contact the undersigned at (936) 539-9533. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Matthew Flemming

Matthew Flemming
Chief Financial Officer
Shumate Industries, Inc.